UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of Registrant’s Name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-271901).

Other Events

April 2025 Annual Ordinary Shareholders’ Meeting

On April 29, 2025, Genenta Science S.p.A. (the “Company”) held its Annual Ordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) in virtual meeting format. At the Shareholders’ Meeting, the Company’s shareholders approved the following:

●	The statutory financial statements for the year ended December 31, 2024, audited by Revicom.

●	The appointment of three directors to the Company’s Board of Directors (the “Board”), effective as of April 29, 2025, of which one individual is a new director. The new member of the Board is Dr. Francesco Galimi. Armon R. Sharei, Ph.D., continued to serve as a member of the Board. Pierluigi Paracchi, the Company’s Chief Executive Officer, continued to serve on the Board as Chairman.

●	Dr. Francesco Galimi is a physician-executive with over 30 years of experience in healthcare R&D, including leadership roles in private and public biotech companies as well as large pharma companies. Most recently, he was the Senior Vice President and Chief Medical Officer of Adicet Bio, Inc. (Nasdaq: ACET), a company focused on allogeneic cell therapy technologies in hemato-oncology and autoimmune disorders. Previously, he served as the Global Program General Manager at Amgen Inc. (Nasdaq: AMGN), where he led a portfolio of oncology programs, from pre-IND to late-stage. Prior to Amgen, Dr. Galimi was the Head of Clinical Development at Onyx Pharmaceuticals Inc. and the Executive Medical Leader at Genomic Institute of the Novartis Research Foundation. Dr. Galimi holds an M.D. from the University of Torino Medical School with a specialty certification in Medical Oncology and a Ph.D. in Oncology from the University of Torino Medical School. He conducted his post-doctoral research, with a focus on gene transfer models in hematology, at the Salk Institute for Biological Studies in La Jolla, California.

●	The term of office of each of the newly appointed directors is one year and the aggregate annual directors’ compensation is €105,000.

●	The newly appointed directors met the following day (on April 30, 2025) and appointed Mr. Paracchi as Chief Executive Officer of the Company and allocated €45,000 as annual compensation for Mr. Paracchi and €30,000 as annual compensation for each of Mr. Galimi and Mr. Sharei.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENENTA SCIENCE S.P.A.

Date: October 27, 2025	By:	/s/ Pierluigi Paracchi
Pierluigi Paracchi, Chief Executive Officer